EXHBIT 99.1

IMMEDIATE RELEASE


                NewKidCo International Announces Board Departure
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New York, NY (December 5, 2003) - NewKidCo International, Inc. (TSX: NKC; OTC:
NKCIF.PK) announced today that Joseph J. Spiegel resigned from the company's board of directors, effective December 4, 2003.


NewKidCo Contacts:
Henry Kaplan, CEO
Tel: 212/581-1555 x224
Fax: 212/265-1620

Arthur Levine, President
Tel: 212/581-1555 x235
Fax: 212/265-1620

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Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation risks related to the Company's ability to raise additional financing, risks of intellectual property rights and litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, risks associated with competition and competitive pricing pressures, risks associated with foreign sales, risks associated with the sell-through of products in the sales channels, risks associated with customer concentration and other risks detailed in the Company's filings with the Securities and Exchange Commission.